UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-39977

Baosheng Media Group Holdings Limited

East Floor 5

Building No. 8, Xishanhui

Shijingshan District, Beijing 100041

People’s Republic of China

+86-010-82088021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Resignation and appointment of Independent Director

Mr. Yun Wu, an independent director of Baosheng Media Group Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), a member of the audit committee, the compensation committee, and the nominating and corporate governance committee of the board of directors of the Company (the “Board”), and the chairman of the compensation committee of the Board, notified the Company of his resignation as a director for personal reasons, effective March 3, 2025. Mr. Wu’s resignation from the Board was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

On March 6, 2025, the Board appointed Mr. Jianhua Cheng as (i) an independent director, (ii) a member of each of the nominating and corporate governance committee, audit committee, and compensation committee of the Board, and (iii) the chairman of the compensation committee of the Board. The appointment intends to fill the vacancy created by Mr. Wu’s departure. The Company has determined that Mr. Cheng satisfies the “independence” requirements of the corporate governance rules of the Nasdaq Stock Market, LLC, and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. The biographical information of Mr. Cheng is set forth below.

Cheng Jianhua, age 47, has a career in corporate administration and strategic management. From August 2000 to February 2003, he worked at China Railway 17th Bureau Group Third Company as an officer in the Publicity Department, where he was responsible for corporate branding and publicity. From March 2003 to June 2008, he served as a Senior Secretary at Beijing Haidian Science Park Construction Co., Ltd., overseeing executive document drafting and corporate culture promotion. From June 2008 to March 2018, he held the position of Chairman of the Trade Union and Supervisor at Beijing Haidian Science Park Construction Co., Ltd., managing trade union affairs. From March 2018 to February 2025, he worked as the Manager of the General Administration Department at Beijing Haidian Science Park Construction Co., Ltd., where he was responsible for corporate administration, safety, and branding management. Since July 2016, he has been serving as a Board Director at Beijing Taihe Jia Technology Co., Ltd. (stock code 870737), where he contributes to business decision-making and corporate strategic planning. Since January 2023, he has been the Legal Representative of Beijing Huashi Zhuoyue Education Technology Co., Ltd. He earned a Doctor of Philosophy in Business Administration in 2024 and a Master of Business Administration in 2022 from the Seoul School of Integrated Sciences & Technologies, and a Bachelor’s degree in Business Administration from Southwest Jiaotong University in 2009.

Mr. Cheng does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baosheng Media Group Holdings Limited

By:	/s/ Lina Jiang
Name:	Lina Jiang
Title:	Chairwoman of the Board

Date:	March 7, 2025